SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

National General Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Michael Karfunkel

c/o National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 636220 303	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,593,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,593,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,308
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,961,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,961,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,961,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS AmTrust International Insurance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,295,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,295,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,295,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd. (“AII”, and together with Michael Karfunkel and Leah Karfunkel, the “Group”). AII is a wholly-owned subsidiary of AmTrust Financial Services, Inc. (“AFSI”). The name of each director and executive officer of AII and each director, executive officer and controlling person of AFSI is listed on Schedule I hereto.

(b)	The business address for Michael Karfunkel and Leah Karfunkel is c/o National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, New York 10038. The business address for AII is 7 Reid Street, Suite 400, Hamilton HM 11, Bermuda. The business address of AFSI is 59 Maiden Lane, 43rd Floor, New York, New York 10038. The business address of each director and executive officer of AII and each director, executive officer and controlling person of AFSI is listed on Schedule I hereto.

(c)	Michael Karfunkel is chairman and chief executive officer of the Issuer. Leah Karfunkel is sole trustee of The Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “GRAT”). AII is a Bermuda corporation and wholly-owned subsidiary of AFSI. AII reinsures the underwriting activities of AFSI’s insurance subsidiaries. AFSI is a Delaware corporation that is an insurance holding company. The principal occupation or employment of each director and executive officer of AII and each director, executive officer and controlling person of AFSI is listed on Schedule I hereto.

(d)	None of the members of the Group, and to the knowledge of AII none of AFSI or any of the persons listed on Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group, and to the knowledge of AII none of AFSI or any of the persons listed on Schedule I hereto, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Except for Max Caviet, Julian Griffiths, Michael Bott and Chris Souter, every natural person listed on Schedule I hereto is a citizen of the United States of America. Max Caviet, Julian Griffiths, Michael Bott and Chris Souter are citizens of Great Britain.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by to make the purchases are solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. No borrowed funds were used to purchase any of the securities described herein.

CUSIP No. 636220 303	13D	Page 6 of 10 Pages

In connection with the Issuer’s formation in March 2010, Michael Karfunkel and the GRAT acquired 12,593,308 and 32,961,262 shares of Common Stock for approximately $44 million and $115 million, respectively (which share amounts reflect a stock split effected in connection with the completion of the Issuer’s private placement in June 2013). These initial investments in the Issuer were made using the private funds of Michael Karfunkel and Leah Karfunkel.

When the Issuer was formed in March 2010, AFSI purchased (and subsequently contributed to AII) 53,054 shares of the Issuer’s Series A Preferred Stock for approximately $53 million, which shares converted into 12,295,430 shares of the Issuer’s Common Stock (on a split-adjusted basis) in connection with the completion of the Issuer’s private placement in June 2013. AFSI made its initial investment in the Issuer using funds from its working capital and AII paid no consideration upon the conversion of the Series A Preferred Stock into shares of Common Stock.

Item 4.	Purpose of Transaction.

The purpose of this filing is to report the formation of a group of stockholders in order to enable the Issuer to qualify for the controlled company exemption rules promulgated under applicable rules of the Securities and Exchange Commission and the NASDAQ Global Market. Each member of the Group reserves the right to acquire, or dispose of, additional securities of the Issuer.

Each member of the Group intends to continuously evaluate its investment in the Issuer and may acquire or dispose of shares of Common Stock, other securities of the Issuer, or loans or other interests in the Issuer. Each member of the Group may hedge all or a portion of their investment in the Issuer and enter into derivative transactions relating to the Common Stock or other securities or loans of the Issuer. Each member of the Group may work with the Issuer and the Issuer’s financial advisors or with third parties to develop plans and proposals for the Issuer. These plans or proposals may involve or relate to: (i) a merger, consolidation, joint venture or other business combination or extraordinary corporate transaction involving the Issuer or its subsidiaries; (ii) a sale of the Issuer or its subsidiaries; (iii) the disposition in one or more transactions, of the shares of Common Stock held by a member of the Group, including by a spin-off, split-off or other distribution; (iv) a sale or purchase of assets of the Issuer or its subsidiaries or other similar actions; or (v) one or more of the events set forth in Items 4(a) through (j) of Schedule 13D.

Except as described in the preceding paragraph, none of the members of the Group, nor to AII’s knowledge any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although any member of the Group and any of the persons listed on Schedule I hereto may, from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Michael Karfunkel, Chairman and controlling shareholder of AFSI, beneficially owns 12,593,308 shares of Common Stock, which represents 13.5% of the Issuer’s 93,301,800 outstanding shares of Common Stock as of February 19, 2014. Leah Karfunkel, sole trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust and controlling shareholder of AFSI, beneficially owns 32,961,262 shares of Common Stock, which represents 35.3% of the Issuer’s 93,301,800 outstanding shares of Common Stock as of February 19, 2014. AII beneficially owns 12,295,430 shares of Common Stock, which represents 13.2% of the Issuer’s 93,301,800 outstanding shares of Common Stock as of February 19, 2014. Neither AFSI, nor to AII’s knowledge any of the persons listed on Schedule I hereto, other than Michael Karfunkel and Leah Karfunkel, beneficially holds any shares of Common Stock.

CUSIP No. 636220 303	13D	Page 7 of 10 Pages

(b)	Each member of the Group has sole voting and dispositive power with respect to the shares of the Issuer’s common stock beneficially owned by such member.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each member of the Group is party to a registration rights agreement with the Issuer (the “2009 Registration Rights Agreement”) pursuant to which the Issuer has agreed to provide the members of the Group with certain rights to require the Issuer to register the members’ shares of Common Stock.

Pursuant to a waiver agreement entered into by members of the Group in connection with the Issuer’s private placement in June 2013, the members of the Group have waived any rights they may have had under the 2009 Registration Rights Agreement for a period of 180 days following the effectiveness of the Issuer’s Registration Statement on Form S-1 (the “First Resale S-1”) declared effective by the Securities and Exchange Commission on February 12, 2014. Pursuant to a lock-up agreement entered into by members of the Group in connection with the Issuer’s private placement in June 2013, the members of the Group (i) have agreed not to sell their shares of Common Stock until 90 days following the effectiveness of the First Resale S-1, (ii) have waived any right to have their shares of Common Stock included in the First Resale S-1, and (iii) have waived any right to cause the Issuer to register their shares of Common Stock with the Securities and Exchange Commission until 180 days following the effectiveness of the First Resale S-1.

Pursuant to a waiver agreement entered into by members of the Group in connection with the Issuer’s private placement in February 2014, the members of the Group have waived any rights they may have had under the 2009 Registration Rights Agreement for a period of 30 days following the effectiveness of the registration statement the Issuer has agreed to file in order to register the resale of shares of common stock issued in the February 2014 private placement (the “Second Resale S-1”). Pursuant to a lock-up agreement entered into by members of the Group in connection with the Issuer’s private placement in February 2014, the members of the Group (i) have agreed not to sell their shares until 30 days following the effectiveness of the Second Resale S-1, (ii) have waived any right to have their shares of Common Stock included in the Second Resale S-1, and (iii) have waived any right to cause the Issuer to register their shares of Common Stock with the Securities and Exchange Commission until 180 days following the effectiveness of the Second Resale S-1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of February 20, 2014, by and among Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd.

Exhibit B	Registration Rights Agreement, dated as of October 16, 2009, by and among the Issuer, The Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel and AmTrust International Insurance, Ltd., as assignee of AmTrust Financial Services, Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (No. 333-190454), as filed on August 7, 2013).

Exhibit C	Form of 2013 Lock-Up Agreement entered into by and between each member of the Group and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.19 to

CUSIP No. 636220 303	13D	Page 8 of 10 Pages

the Issuer’s Registration Statement on Form S-1/A (No. 333-190454), as filed on September 24, 2013).

Exhibit D	Form of 2014 Lock-Up Agreement entered into by and between each member of the Group and FBR Capital Markets & Co.

Exhibit E	Consent and Waiver Agreement, dated as of June 4, 2013, by and among the Issuer, Michael Karfunkel, The Michael Karfunkel 2005 Grantor Retained Annuity Trust, AmTrust Financial Services, Inc. and AmTrust International Insurance, Ltd.

Exhibit F	Consent and Waiver Agreement, dated as of February 4, 2014, by and among the Issuer, Michael Karfunkel, The Michael Karfunkel 2005 Grantor Retained Annuity Trust, AmTrust Financial Services, Inc. and AmTrust International Insurance, Ltd.

CUSIP No. 636220 303	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2014

By:	/s/ Michael Karfunkel
Name:	Michael Karfunkel

By:	/s/ Leah Karfunkel
Name:	Leah Karfunkel

AMTRUST INTERNATIONAL INSURANCE, LTD.

By:	/s/ Stephen B. Ungar
Name:	Stephen B. Ungar
Title:	Secretary

CUSIP No. 636220 303	13D	Page 10 of 10 Pages

SCHEDULE I

Name	Business Address	Principal Occupation
Michael Bott	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director, SVP and Assistant Secretary of AII

Max Caviet	2 Minster Court, Mincing Lane London EC3R 7BB United Kingdom	President and Director of AII CEO of AmTrust Europe Ltd.

Donald DeCarlo	1979 Marcus Avenue, Suite 210 Lake Success, NY 11042	Attorney – Law Office of Donald DeCarlo Director of AFSI Director of Issuer

Susan Fisch	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of AFSI

Julian Griffiths	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director of AII

Abraham Gulkowitz	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of AFSI Partner – Brookville Advisory

George Karfunkel	126 East 56th Street, 15th Floor New York, NY 10022	Director of AFSI Chairman of Sabr Group

Leah Karfunkel	59 Maiden Lane, 38th Floor New York, NY 10038	Private investor

Michael Karfunkel	59 Maiden Lane, 38th Floor New York, NY 10038	Chairman of AFSI Chairman, President and CEO of Issuer

Christopher Longo	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	EVP, Chief Information Officer of AFSI

Jay Miller	430 E. 57th St. New York, NY 10022	Attorney – Law Offices of Jay J. Miller, Esq. Director of AFSI

Ronald Pipoly	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	Vice President of AII EVP, Chief Financial Officer of AFSI

David Saks	59 Maiden Lane, 43rd Floor New York, NY 10038	EVP, Chief Legal Officer of AFSI

Michael Saxon	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	EVP, Chief Operating Officer of AFSI

Harry Schlachter	59 Maiden Lane, 43rd Floor New York, NY 10038	VP and Assistant Secretary of AII SVP, Treasurer of AFSI

Chris Souter	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director of AII

Stephen Ungar	59 Maiden Lane, 43rd Floor New York, NY 10038	Secretary of AII SVP, General Counsel and Secretary of AFSI

Eugene Wollan	One Battery Park Plaza 24 Whitehall Street New York, NY 10004	Attorney – Mound Cotton Wollan & Greengrass Vice President of AII

Barry Zyskind	59 Maiden Lane, 43rd Floor New York, NY 10038	CEO and President of AFSI Director of AII Director of Issuer